January 2, 2025

Rick Gaenzle
Chief Executive Officer
Blue Gold Limited
3109 W. 50th Street, #207
Minneapolis, MN 55410

       Re: Blue Gold Limited
           Amendment No. 4 to Registration Statement on Form F-4
           Filed December 19, 2024
           File No. 333-280195
Dear Rick Gaenzle:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-4
Material U.S. Federal Income Tax Considerations, page 104

1. We refer you to prior comment 2. First, please revise to refer consistently to the correct title for this section and the subsections therein. For example, the table of contents and the opinion filed as exhibit 8.1 continue to provide inconsistent references. Second, please name counsel in this section and state that the disclosure constitutes its opinion, if this is accurate.
 January 2, 2025
Page 2
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

2.     We note that under both the minimum and maximum redemption scenarios
Perception
       would not have sufficient funds available to pay for a percentage of its transaction costs, of which the unfunded portion would remain due and payable at the closing of the business combination. Clarify if there are minimum cash requirements necessary to facilitate the closing of the business combination. Please revise your
       presentation as necessary to include only those scenarios which are viable.
3. We note that in response to prior comment 5, you revised the unaudited pro forma condensed combined balance sheet to reflect BGL as the surviving entity. Please clarify why your pro forma condensed combined balance sheet reflects $3,000 in
       Perception Capital's common stock account under both the minimum and maximum redemption scenarios.
Financial Statements
Blue Gold Holdings Limited
Note 4. Asset Acquisition, page F-30

4. We note in response to prior comment 7, you indicate that BG-BPL accounted for Bogoso Prestea Mine as an asset acquisition and determined that the fair value of the assets received was $419.5 million and the fair value of liabilities assumed was
       $368.2 million. Please address the following:

             Reconcile the $368.2 million valuation of the royalties with the cash outflows associated with the Government royalty, Gold Stream royalty and Oldco royalty as depicted in the cashflow model on page 175 of the December 2024 Technical
           Report Summary; and

             Reconcile the 76,592,342 tonnes of measured and indicated resources and
           12,173,643 tonnes of inferred resources as disclosed on page 153 to the 76,717.60 kt total feed to plant as disclosed on page 175 of the December 2024 Technical
           Report Summary. In doing so, please tell us how you risk adjusted for the uncertain nature of converting resources to reserves.
Perception Capital Corp IV, page F-47

5. Please include the Perception Capital Corp IV financial statements as of and for the interim periods ended June 30, 2024 to align with the historical financial statements included in your pro forma condensed combined financial statements. You may elect to incorporate these financial statements by reference.
 January 2, 2025
Page 3

        Please contact John Cannarella at 202-551-3337 or Jenifer Gallagher at 202-551-3706
if you have questions regarding comments on the financial statements and related matters.
For any questions relating to engineering comments, you may contact John Coleman at 202-
551-3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or
Timothy S. Levenberg at 202-551-3707 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Giovanni Caruso, Esq., of Loeb & Loeb LLP